SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
OF THE SECURITIES EXCHANGE ACT OF 1934

March 25, 2021

Commission File Number 001-36761

Kenon Holdings Ltd.

1 Temasek Avenue #36-01
Millenia Tower
Singapore 039192
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒       Form 40-F  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐       No  ☒

If ‘‘Yes’’ is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

EXHIBIT 99.1 TO THIS REPORT ON FORM 6-K IS INCORPORATED BY REFERENCE IN THE REGISTRATION STATEMENT ON FORM S-8 (FILE NO. 333-201716) OF KENON HOLDINGS LTD. AND IN THE PROSPECTUSES RELATING TO SUCH REGISTRATION STATEMENT.

CONTENTS

Annual Report of OPC Energy Ltd. for the Year Ended December 31, 2020

On March 25, 2021, Kenon Holdings Ltd.’s subsidiary OPC Energy Ltd. (“OPC”) reported to the Israeli Securities Authority and the Tel Aviv Stock Exchange its annual report (in Hebrew) for the year ended December 31, 2020 (“OPC’s Annual Report”). English convenience translations of the (i) Report of the Board of Directors for the Year Ended December 31, 2020, (ii) Consolidated Financial Statements as at December 31, 2020, each as published in OPC’s Annual Report, and (iii) Pro Forma Consolidated Financial Statements at December 31, 2020 (reflecting the acquisition of the CPV Group (i.e. Power Holdings LP, Competitive Power Ventures Inc. and CPV Renewable Energy Company Inc.) by CPV Group LP, an entity in which OPC holds a 70% stake)  are furnished as Exhibits 99.1, 99.2 and 99.3, respectively, to this Report on Form 6-K. In the event of a discrepancy between the Hebrew and English versions, the Hebrew version shall prevail.

Forward Looking Statements
This Report on Form 6-K, including the exhibits hereto, includes forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These statements include statements with respect to OPC’s business strategy and OPC’s plans with respect to the Tzomet project, including expected commercial operation date (“COD”) and construction cost, plans with respect to the construction and operation of facilities for generation of energy on the consumer’s premises and arrangements for supply and sale of energy to consumer, plans with respect to Sorek B, the expected benefits of the CPV acquisition and statements with respect to expectations in connection with CPV’s projects, the OPC-Hadera power plant, including the expected insurance reimbursement for COD delay and compensation for delay in delivery date, OPC’s plans and expectations regarding regulatory clearances and approvals for its projects, and the technologies intended to be used thereto, statements with respect to the expected impact of COVID-19, the Electricity Authority ("EA") tariffs and their expected effects on OPC, including announced changes effective for 2020, expected timing and impact of maintenance, renovation and construction work on OPC’s power plants, the expected COD of Energean’s Karish reservoir and expected impact of COD delays, the expected interpretation and impact of regulations on OPC and its subsidiaries, OPC’s expansion plans and goals, OPC's adoption of certain accounting standards and the expected effects of those standards on OPC’s results, statements relating to potential expansion activities by OPC outside of Israel, statements with respect to stock option plans, and statements with respect to assumptions and estimates with respect to the preparation of the pro forma financial statements. These statements are based on OPC Energy Ltd. management’s current expectations or beliefs, and are subject to uncertainty and changes in circumstances. These forward-looking statements are subject to a number of risks and uncertainties, many of which are beyond Kenon’s and OPC 's control, which could cause the actual results to differ materially from those indicated in such forward-looking statements. Such risks include the risk that OPC may fail to obtain regulatory or other approvals for its projects or meet the required conditions and milestones for continuation of its projects, OPC may fail to develop or complete its projects or any other planned transactions, including dispositions or acquisitions, as planned or at all, OPC may become subject to new regulations or existing regulations may have different interpretations or impacts than expected, the accounting standards may have a material effect on OPC's results, there may be changes to the EA tariffs with different effects on OPC's results, the assumptions and estimates on which the pro forma financial statements were based may not be realized as expected or at all, and other risks and factors, including those risks set forth under the heading “Risk Factors” in Kenon’s Annual Report on Form 20-F filed with the SEC and other filings. Except as required by law, Kenon undertakes no obligation to update these forward-looking statements, whether as a result of new information, future events, or otherwise.

Exhibits

99.1	OPC Energy Ltd. – Report of the Board of Directors for the Year Ended December 31, 2020, as published on March 25, 2021 with the Israeli Securities Authority and Tel Aviv Stock Exchange*
99.2	OPC Energy Ltd. – Consolidated Financial Statements as at December 31, 2020, as published on March 25, 2021 with the Israeli Securities Authority and Tel Aviv Stock Exchange*
99.3	OPC Energy Ltd. – Pro Forma Consolidated Financial Statements at December 31, 2020, as published on March 25, 2021 with the Israeli Securities Authority and Tel Aviv Stock Exchange*

*English convenience translation from Hebrew original document.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

KENON HOLDINGS LTD.

Date: March 25, 2021	By:	/s/ Robert L. Rosen
	Name:	Robert L. Rosen
	Title:	Chief Executive Officer